                                                                     Exhibit 1.1


               (CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO)

     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)

                               (STOCK CODE: 670)

                              2004 INTERIM RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") is pleased to present the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2004 (which were reviewed and adopted by the Board of Directors of the Company on 25 August 2004), with comparative figures for the corresponding period in 2003, as follows:-


FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONSOLIDATED INCOME STATEMENT
     FOR THE SIX MONTHS ENDED 30 JUNE 2004

                                                SIX MONTHS ENDED 30 JUNE
                                        -----------------------------------------    2004 vs 2003
                                         (UNAUDITED)   (Unaudited)    (UNAUDITED)       Increase/
                                               2004          2003           2004       (Decrease)
                                Note        RMB'000       RMB'000        US$'000                %
                                -----------------------------------------------------------------
                                                                         (note 8)

     Traffic revenues
                                        ------------   -----------    -----------
       Passenger                          6,837,191     3,705,884        826,077             84.5
       Cargo and mail                     1,955,581     1,398,192        236,275             39.9
     Other operating revenues               479,276       373,632         57,907             28.3
                                        ------------   -----------    -----------
     Turnover                    2        9,272,048     5,477,708      1,120,259             69.3
     Other operating income      3          183,550        10,722         22,177          1,611.9
     Operating expenses
                                        ------------   -----------    -----------
       Wages, salaries and
        benefits                           (755,914)     (491,635)       (91,331)            53.8
       Take-off and landing
        charges                          (1,484,032)     (944,160)      (179,302)            57.2
       Aircraft fuel                     (2,305,524)   (1,390,905)      (278,556)            65.8
       Food and beverages                 (346,3980)     (211,647)       (41,852)            63.7


                                                SIX MONTHS ENDED 30 JUNE
                                        -----------------------------------------    2004 vs 2003
                                         (UNAUDITED)   (Unaudited)    (UNAUDITED)       Increase/
                                               2004          2003           2004       (Decrease)
                                Note        RMB'000       RMB'000        US$'000                %
                                ----    ------------   -----------    -----------    ------------
                                                                         (note 8)
       Aircraft depreciation
        and operating leases            (1,650,1660)   (1,349,622)      (199,375)           22.3
       Other depreciation,
        amortisation and
        operating leases                   (228,812)     (227,948)       (27,645)            0.4
       Aircraft maintenance                (590,140)     (610,367)       (71,301)           (3.3)
       Commissions                         (241,739)     (181,376)       (29,207)           33.3
       Office and
        administration                     (509,040)     (525,873)       (61,503)           (3.2)
       Other                               (407,372)     (296,735)       (49,220)           37.3
                                        ------------   -----------    -----------
     Total operating
      expenses                           (8,519,137)   (6,230,268)    (1,029,292)           36.7
                                        -----------    ----------     ----------
     Operating profit/(loss)                936,461      (741,838)       113,144
     Finance costs, net                    (339,149)     (379,068)       (40,976)          (10.5)
     Exchange gain/(loss),
      net                                     2,351        (2,400)           284
     Share of results of
      associates before tax                   8,989       (34,295)         1,086
                                        -----------    ----------     ----------
     Profit/(loss) before
      taxation                              608,652    (1,157,601)        73,538
     Taxation                    4          (75,143)      (52,966)        (9,079)           41.9
                                        -----------    ----------     ----------
     Profit/(loss) after
      taxation                              533,509    (1,210,567)        64,459
     Minority interests                     (53,648)      (41,818)        (6,482)           28.3
                                        -----------    ----------     ----------
     Profit/(loss)
      attributable to
      shareholders                          479,861    (1,252,385)        57,977
                                        ===========    ==========     ==========
     Earnings/(loss) per
      share
       - Basic                   5         RMB0.099     (RMB0.257)      US$0.012
       - Diluted                 5              N/A           N/A            N/A
                                        ===========    ==========     ==========

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The unaudited consolidated interim financial statements comprise the consolidated financial statements of the Company and all its subsidiaries (the "Group") at 30 June 2004 and of their results for the six months ended 30 June 2004. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

     The unaudited consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") (in particular, International Accounting Standard 34 "Interim Financial Reporting"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and IFRS on the unaudited consolidated profit attributable to shareholders for the six months ended 30 June 2004 are set out in Section C.

     In addition, IFRS differs in certain material respects from the generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IFRS and U.S. GAAP on the unaudited consolidated profit attributable to shareholders for the six months ended 30 June 2004 are set out in Section D.

     The accounting policies used in the preparation of these unaudited consolidated interim financial statements are consistent with those used in the annual audited financial statements for the year ended 31 December 2003. These unaudited consolidated interim financial statements should be read in conjunction with the Group's financial statements for the year ended 31 December 2003.


2.   TURNOVER

     The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of sales tax. Civil aviation infrastructure levies, which were netted off against gross revenue in previous period, were included in the operating expenses for the six months ended 30 June 2004, to reflect the change in the charge basis in accordance with the related new policies promulgated by the PRC government. The turnover and segment results by geographical segments are analysed as follows:-


     (UNAUDITED)                                   FOR THE SIX MONTHS ENDED 30 JUNE
                                     ----------------------------------------------------------------
                                                                                   OTHER
                                      DOMESTIC    HONG KONG        JAPAN    Countries(*)        TOTAL
                                       RMB'000      RMB'000      RMB'000         RMB'000      RMB'000
                                     ----------------------------------------------------------------

     2004
     TRAFFIC REVENUES
                                     ---------    ---------    ---------    -----------     ---------
       - PASSENGER                   3,703,267    1,047,235      657,213      1,429,476     6,837,191
       - CARGO AND MAIL                145,533      245,381      349,079      1,215,588     1,955,581
                                     ---------    ---------    ---------    -----------     ---------
                                     3,848,800    1,292,616    1,006,292      2,645,064     8,792,772
     OTHER OPERATING REVENUES          454,290        6,533        5,086         13,367       479,276
                                     ---------    ---------    ---------    -----------     ---------
     TURNOVER                        4,303,090    1,299,149    1,011,378      2,658,431     9,272,048
                                     ---------    ---------    ---------    -----------     ---------
     SEGMENT RESULTS                    23,438      118,725      246,786        363,962       752,911
                                     ---------    ---------    ---------    -----------
     UNALLOCATED INCOME                                                                       183,550
                                                                                            ---------
     OPERATING PROFIT                                                                         936,461
                                                                                            =========
     2003
     Traffic revenues
                                     ---------    ---------    ---------    -----------     ---------
       - Passenger                   1,941,028      571,988      403,411        789,457     3,705,884
       - Cargo and mail                102,647      165,346      266,249        863,950     1,398,192
                                     ---------    ---------    ---------    -----------     ---------
                                     2,043,675      737,334      669,660      1,653,407     5,104,076
     Other operating revenues          365,076            -        2,466          6,090       373,632
                                     ---------    ---------    ---------    -----------     ---------
     Turnover                        2,408,751      737,334      672,126      1,659,497     5,477,708
                                     ---------    ---------    ---------    -----------     ---------
     Segment results                  (691,986)     (39,441)      36,572        (57,705)     (752,560)
                                     ---------    ---------    ---------    -----------
     Unallocated income                                                                        10,722
                                                                                            ---------
     Operating loss                                                                          (741,838)
                                                                                            =========

     * include United States of America, Europe and Asian countries other than Japan

3.   OTHER OPERATING INCOME

                                                                                (UNAUDITED) FOR THE SIX
                                                                                 MONTHS ENDED 30 JUNE
                                                                                   2004            2003
                                                                   Note         RMB'000         RMB'000
                                                                                -------         -------

     Lease benefit upon termination                                (a)           98,921               -
     Government subsidy                                            (b)           52,630               -
     Rental income from operating subleases of aircraft                          20,858          10,722
     Gain on disposal of aircraft and engines                                    11,141               -
                                                                                -------         -------
                                                                                183,550          10,722
                                                                                =======         =======

     (a) Upon satisfaction of certain lease termination conditions (including exercising the purchase option to acquire the aircraft and maintaining normal use of the aircraft) and settlement of the related aircraft lease obligation, the Company received a lease benefit of RMB98,921,000 upon termination of the lease in January 2004.

     (b) The government subsidy is granted by the local government to the Company in consideration of the relocation of the Company's international flights and related invested facilities from Hongqiao Airport to Pudong International Airport.


4.   TAXATION

     (a)  Taxation is charged to the consolidated income statement as follows:-

                                                                       (UNAUDITED)
                                                                   FOR THE SIX MONTHS
                                                                     ENDED 30 JUNE
                                                                  --------------------
                                                                      2004        2003
                                                                   RMB'000     RMB'000
                                                                  --------------------

     Provision for PRC income tax - current period                (60,067)    (32,057)
     Deferred taxation                                            (13,471)    (18,343)
     Share of tax attributable to associates                       (1,605)     (2,566)
                                                                  -------     -------
                                                                  (75,143)    (52,966)
                                                                  =======     =======

     (i) Pursuant to a preferential tax policy granted by the central government to Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15% with effect from 1 July 2001.

     (ii) Two major subsidiaries of the Company, namely China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd. are subject to 15% and 33%, respectively.

     (b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2004 as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).


5.   EARNINGS/(LOSS) PER SHARE

     The calculation of earnings/(loss) per share is based on the unaudited consolidated profit attributable to shareholders of RMB479,861,000 (2003: loss of RMB1,252,385,000) and 4,866,950,000 (2003: 4,866,950,000) shares in issue during the period. No information in respect of diluted earnings per shares is presented as the Company has no potential dilutive ordinary shares.


6.   DIVIDENDS

     The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2004 (2003: Nil).


7.   PROFIT APPROPRIATION

     No appropriations from retained profits were made to the statutory reserves during the six months ended 30 June 2004. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.


8.   CONVENIENT TRANSLATION

     The unaudited consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2767 being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 30 June 2004. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30 June 2004 or any other date.

B. PREPARED IN ACCORDANCE WITH THE PEOPLE'S REPUBLIC OF CHINA (THE "PRC") ACCOUNTING REGULATIONS

     CONSOLIDATED BALANCE SHEET

                                                                  (UNAUDITED)            (Audited)
                                                                 30 JUNE 2004     31 December 2003
                                                                      RMB'000              RMB'000
                                                                 ---------------------------------

     ASSETS
       Total Current Assets                                         7,634,020            6,879,037
                                                                   ==========           ==========
       Net Long-term Investments                                      703,316            1,278,547
       Total Fixed Assets                                          27,689,100           26,936,488
       Total Intangible Assets & Other Assets                       1,442,819            1,460,284
       Deferred Tax Debits                                            133,145              133,123
                                                                   ----------           ----------


                                                                  (UNAUDITED)            (Audited)
                                                                 30 JUNE 2004     31 December 2003
                                                                      RMB'000              RMB'000
                                                                 ---------------------------------

     TOTAL ASSETS                                                  37,602,400           36,687,479
                                                                   ----------           ----------
     LIABILITIES & SHAREHOLDERS' EQUITY
       Total Current Liabilities                                   17,694,450           16,107,937
                                                                   ==========           ==========
       Total Long-term Liabilities                                 12,941,560           14,531,149
       Deferred Tax Credits                                           287,255              258,799
                                                                   ----------           ----------
     TOTAL LIABILITIES                                             30,923,265           30,897,885
                                                                   ----------           ----------
       Minority Interests                                             837,065              562,680
                                                                   ----------           ----------
       Total Shareholders' Equity                                   5,842,070            5,226,914
                                                                   ----------           ----------
     TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                      37,602,400           36,687,479
                                                                   ==========           ==========

     CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                       (UNAUDITED)
                                                                    FOR THE SIX MONTHS
                                                                       ENDED 30 JUNE
                                                                      2004            2003
     ITEMS                                                         RMB'000         RMB'000
                                                                 -------------------------

     I.    REVENUE FROM MAIN OPERATIONS:                         9,170,592       5,472,992
           Less:  Revenue for Civil Air Infrastructure
                  Construction Fund                                      0         137,186
                                                                 ---------      ----------
           REVENUE FROM MAIN OPERATIONS, NET                     9,170,592       5,335,806
           Less:  Main Operating Cost                            7,340,190       5,513,481
                  Business Taxes and surtaxes                      243,853         119,248
                                                                 ---------      ----------
     II.   PROFIT FROM MAIN OPERATIONS                           1,586,549        (296,923)
           Add:   Revenue from Other Operations                    364,568         229,859
           Less:  Operating Expenses                               660,669         419,200
                  General & Administrative Expenses                462,521         464,955
                  Financial Expenses                               343,966         388,558
                                                                 ---------      ----------
     III.  PROFIT/(LOSS) FROM OPERATIONS                           483,961      (1,339,777)
           Add:   Income from Investment                            11,748          (9,705)
                  Subsidy Income                                    53,000          29,200
                  Non-operating Income                             193,899           2,320
           Less:  Non-operating Expenses                             3,355          14,216
                                                                 ---------      ----------
     IV.   TOTAL PROFIT/(LOSS)                                     739,253      (1,332,178)
           Less:  Income Tax                                        92,392          60,824


                                                                        (UNAUDITED)
                                                                     FOR THE SIX MONTHS
                                                                        ENDED 30 JUNE
                                                                      2004            2003
     ITEMS                                                         RMB'000         RMB'000
                                                                   -----------------------
           Minority Interest (for consolidated statements)          64,394          28,163
                                                                   -------      ----------
     V.    NET PROFIT/(LOSS)                                       582,467      (1,421,165)
                                                                   =======      ==========


NOTES (PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATIONS AND CONSOLIDATION OF FINANCIAL STATEMENTS):


1.   ACCOUNTING POLICIES APPLIED

     The company and its subsidiaries follow the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises and its supplementary regulations. Since 1 January 2003, the company and its subsidiaries also follow the Accounting Treatment for Civil Aviation Industry.


2.   ACCOUNTING PERIOD

     The Company adopts the Gregorian calendar year as its accounting period, i.e., from 1 January to 31 December each year.


3.   BASE CURRENCY

     The Company adopts Renminbi ("RMB") as its base currency.


4.   PRINCIPLE AND BASIS OF ACCOUNTING

     The Company adopts accrual method of accounting. All items are recorded at actual cost upon acquisition. If impairment occurs, a provision for impairment will be made according to "Accounting Regulations for Business Enterprises".


5.   TRANSLATION OF FOREIGN CURRENCIES

     Foreign currency transactions are translated into RMB at the middle exchange rate issued by the People's Bank of China at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.


6.   DEFINITION OF CASH EQUIVALENTS

     Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

7.   BASIS OF CONSOLIDATED STATEMENTS

     (1) Consolidation Scope: According to "Notice on the Distribution of 'Provisional Regulation on Consolidation of Financial Statements'"
          (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to Questions about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except those companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on consolidation.

     (2) Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.


8.   CURRENT INVESTMENT

     (1) The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.

     (2) The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.


9.   ACCOUNTING METHOD FOR BAD DEBTS

     (1) The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable then allowance is made at a higher ratio or at the full carrying amount of the account. The allowance for remaining accounts receivable shall refer to the following ratios.

          AGING                                        RATIO
          -----                                        -----

          Within 1 year                                  3%o
          In the second year                             5%
          In the third year                             10%
          In the forth year                             15%


          AGING                                        RATIO
          -----                                        -----

          In the fifth year                             20%
          Over 5 years                                  40%


     (2)  The company adopts following standards in determination of bad debts:

          a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.

          b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.

          The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.


10.  INVENTORY

     The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in 'Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use. The maintenance costs for high-price rotables are recognized as current period expenses immediately when occurred.

     Provision for impairment of aircraft consumables is made at the end of each period according to the average useful life of corresponding aircraft and average discount rate in previous disposals. Considering the characteristics of high-price rotables, no provision for impairment is made unless the corresponding aircraft have all been sold and it is highly possible that the net realizable value will be lower than the carrying amount during future disposals.


11.  LONG-TERM INVESTMENT

     (1) Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprise or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the Company's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.

     (2) Long-term debt investment (including bond investment and other debt investment) is recorded at actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments of the amortization of premium or discount, should be recognized as investment income of the period.

     (3) The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.


12.  FIXED ASSETS AND DEPRECIATION

     (1) Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. Fixed assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold at actual interest rate.

          If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

                                                         USEFUL LIVES      RESIDUAL VALUE RATE
                                                         -------------------------------------

          Aircraft and engines attached                      20 years              5%
          Standby engines                                    20 years              0%
          Buildings                                       15-35 years              3%
          Vehicles and electronic devices                   5-6 years              3%
          Other Equipment                                  5-20 years              3%


          When impairment occurs, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

     (2) Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.

13.  CONSTRUCTION-IN-PROGRESS

     (1) Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of
          < Fixed Assets >. Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress, should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.

     (2) Construction is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.


14.  VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS

     (1) The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, rental to others or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

     (2) The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.


15.  LONG-TERM AMORTIZATION CHARGES

     Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.


16.  OVERHAUL EXPENSES OF AIRCRAFT AND ENGINES

     The overhaul expenses refer to maintenance of D criteria and higher grade of aircraft owned by the Company or held under finance lease or operating lease. The overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit. The overhaul expenses of aircraft under operating lease are accrued according to lease contract or at a certain percentage for different types of aircraft. The actual overhaul expenses will offset against the accrued amount. The other daily maintenance expenses of aircraft and engines will be charged into the current profit and loss account.

17.  BORROWING COSTS

     Interest expenses incurred for the purpose of acquiring a fixed asset should be included in the cost of the relevant fixed asset before the asset has reached its expected usable condition. The interest expenses incurred after the fixed asset has reached its usable condition are accounted for as finance expenses. Interests incurred during operation are directly accounted for as financial expenses.


18.  REVENUE

     (1) The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with uplifted coupons as evidence.

          The commission income from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

          Ground service income is recognized as other operating revenue upon rendering of services.

     (2) The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.


19.  INCOME TAX

     Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

C.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

     The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the unaudited consolidated profit/(loss) attributable to shareholders are summarised as follows:-

     CONSOLIDATED PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

                                                                                  FOR THE SIX MONTHS
                                                                                     ENDED 30 JUNE
                                                                                    2004           2003
                                                                                 RMB'000        RMB'000
                                                                                 ----------------------

     As stated in accordance with PRC Accounting Regulations                     582,467     (1,421,165)
     Impact of IFRS and other adjustments:-
       Difference in depreciation charges of flight equipment
        due to different useful lives                                            144,574        239,622


                                                                                  FOR THE SIX MONTHS
                                                                                     ENDED 30 JUNE
                                                                                    2004           2003
                                                                                 RMB'000        RMB'000
                                                                                -----------------------

       Difference in depreciation charges and gain/(loss) on
        disposals of aircraft due to different useful lives                      (84,030)      (103,506)
       Provision for overhaul expenses                                          (143,804)        64,827
       Reversal of additional charges of flight equipment spare
        parts arising from the revaluation surplus of such
        assets                                                                     3,089            811
       Provision for post-retirement benefits                                    (11,267)       (19,568)
       Interest accrued on instalments payable for acquisition
        of a passenger carriage business                                          (4,805)        (5,059)
       Time value difference on provision for staff housing
        allowances                                                                 3,640              -
       Amortisation of goodwill                                                   (2,828)        (2,828)
       Amortisation of negative goodwill                                           1,726          1,726
       Tax adjustments                                                            11,833          7,858
       Others                                                                    (20,734)       (15,103)
                                                                                --------     ----------
     As stated in accordance with IFRS                                           479,861     (1,252,385)
                                                                                ========     ==========


D.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     The Group's accounting policies, which conform with IFRS, differ in certain respects from U.S. GAAP. Differences between IFRS and U.S. GAAP which have significant effects on the unaudited consolidated profit/(loss) attributable to shareholders are summarised as follows:-

     CONSOLIDATED PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

                                                                      FOR THE SIX MONTHS ENDED 30 JUNE
                                                                     2004             2003            2004
                                                                  RMB'000          RMB'000      US$'000(*)
                                                                 -----------------------------------------

     As stated under IFRS                                         479,861       (1,252,385)         57,977

     U.S. GAAP adjustments:-
       Reversal of difference in depreciation charges
        arising from revaluation of fixed assets                   52,195           54,370           6,306
       Loss on disposal of aircraft and related assets                242                -              29
       Others                                                         576           13,856              70
       Deferred tax effect on U.S. GAAP adjustments                (8,274)         (10,727)         (1,000)
                                                                 --------       ----------        --------
     As stated under U.S. GAAP                                    524,600       (1,194,886)         63,383
                                                                 ========       ==========        ========
     Basic and fully diluted earnings/(loss) per share
      under U.S. GAAP                                            RMB0.108        (RMB0.246)       US$0.013
                                                                 ========       ==========        ========
     Basic and fully diluted earnings/(loss)
      per American Depository Share ("ADS")
      under U.S. GAAP                                            RMB10.78        (RMB24.55)        USD1.30
                                                                 ========       ==========        ========

     * Translation of amounts from RMB into US$ have been made at the rate of US$1.00 to RMB8.2767 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2004.

SELECTED AIRLINE OPERATING DATA

                                                                       FOR THE SIX MONTHS ENDED 30 JUNE
                                                                      ----------------------------------
                                                                        2004         2003         Change

CAPACITY
  ATK (available tonne-kilometres) (millions)                          3,312.94     2,110.58      56.97%
  - Domestic routes                                                    1,222.77       808.74      51.19%
  - International routes                                               1,759.38     1,122.11      56.79%
  - Hong Kong routes                                                     330.79       179.73      84.05%

  ASK (available seat-kilometres) (millions)                          19,985.52    13,043.96      53.22%
  - Domestic routes                                                   10,147.83     6,560.78      54.67%
  - International routes                                               7,374.61     4,997.76      47.56%
  - Hong Kong routes                                                   2,463.08     1,485.42      65.82%

  AFTK (available freight tonne-kilometres) (millions)                 1,514.24       936.62      61.67%
  - Domestic routes                                                      309.47       218.27      41.78%
  - International routes                                               1,095.67       672.31      62.97%
  - Hong Kong routes                                                     109.11        46.04     136.98%

  Hours flown (thousands)                                                174.84       110.16      58.71%

TRAFFIC
  RTK (revenue tonne-kilometres) (millions)                            1,990.10     1,185.49      67.87%
  - Domestic routes                                                      777.13       434.96      78.67%
  - International routes                                               1,030.83       658.78      56.48%
  - Hong Kong routes                                                     182.14        91.75      98.52%

  RPK (revenue passenger-kilometres) (millions)                       12,603.14     6,774.21      86.05%
  - Domestic routes                                                    6,877.42     3,637.83      89.05%
  - International routes                                               4,310.46     2,471.45      74.41%
  - Hong Kong routes                                                   1,415.26       664.93     112.84%

  RFTK (revenue freight tonne-kilometres) (millions)                     861.87       578.95      48.87%
  - Domestic routes                                                      161.07       109.31      47.35%
  - International routes                                                 645.28       437.35      47.54%
  - Hong Kong routes                                                      55.52        32.29      71.94%

  Number of passengers carried (thousands)                             8,290.88     4,396.08      88.60%
  - Domestic routes                                                    6,044.28     3,117.82      93.86%
  - International routes                                               1,235.52       764.87      61.53%
  - Hong Kong routes                                                   1,011.08       513.39      96.94%

  Weight of freights carried (kg) (millions)                             310.81       192.31      61.62%
  - Domestic routes                                                      129.14        88.21      46.40%
  - International routes                                                 143.64        80.76      77.86%


                                                                            FOR THE SIX MONTHS ENDED 30 JUNE
                                                                          -----------------------------------
                                                                          2004         2003         Change

  - Hong Kong routes                                                      38.03        23.34           62.94%

LOAD FACTOR
  Overall load factor (%)                                                 60.07        56.17      3.90 points
  - Domestic routes                                                       63.55        53.78      9.77 points
  - International routes                                                  58.59        58.71     -0.12 points
  - Hong Kong routes                                                      55.06        51.05      4.01 points

  Passenger load factor (%)                                               63.06        51.93     11.13 points
  - Domestic routes                                                       67.77        55.45     12.32 points
  - International routes                                                  58.45        49.45      9.00 points
  - Hong Kong routes                                                      57.46        44.76     12.70 points

  Freight load factor (%)                                                 56.92        61.81     -4.89 points
  - Domestic routes                                                       52.05        50.08      1.97 points
  - International routes                                                  58.89        65.05     -6.16 points
  - Hong Kong routes                                                      50.88        70.13    -19.25 points

  Break-even load factor (%)                                              58.14        68.56    -15.20 points

YIELD AND COSTS
  Revenue tonne-kilometers yield (RMB)                                     4.42         4.31            2.55%
  - Domestic routes                                                        4.95         4.70            5.32%
  - International routes                                                   3.54         3.53            0.45%
  - Hong Kong routes                                                       7.10         8.04          -11.69%

  Passenger-kilometers yield (RMB)                                         0.54         0.55           -1.82%
  - Domestic routes                                                        0.54         0.53            1.89%
  - International routes                                                   0.48         0.48            0.30%
  - Hong Kong routes                                                       0.74         0.86          -13.98%

  Freight tonne-kilometers yield (RMB)                                     2.27         2.42           -6.05%
  - Domestic routes                                                        0.90         0.94           -3.78%
  - International routes                                                   2.42         2.58           -6.17%
  - Hong Kong routes                                                       4.42         5.12          -13.69%

  Available tonne-kilometers unit cost (RMB)                               2.57         2.95          -12.88%


MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

As at 30 June 2004, the Group operated a total of 229 routes, of which 164 were domestic routes, 15 were Hong Kong routes and 50 were international routes (including 13 international cargo routes). The Group operated approximately 3,890 scheduled flights per week, serving 88 domestic and foreign cities. At present, the Group is operating 100 aircraft, including 92 passenger jet aircraft each with a capacity of over 100 seats, 6 jet freighters and 2 CRJ200 aircraft for feeder routes.

During the first half of 2004, the global economy experienced a marked recovery, while China's national economy continued to maintain strong growth. The excellent macroeconomic environment led to a continuous rise in the demand for air transport. In addition, Shanghai strengthened its position as the country's economic and financial centre. The Group seized this opportunity to take a number of effective measures, such as widening the scope of its business development activities, exploiting more market potential and improving the precision of route designs. These measures have led to striking results.

During the first half of the year, focusing on the development of Shanghai's function as a transport hub, the Group made extensive changes to its route structure and summer schedule by rationally allocating its transport capacity. The Group substantially increased its scheduled flights at Hongqiao and Pudong Airports. By 30 June 2004, the Group's scheduled flights accounted for 41.1% and 31.1% of all scheduled flights at Hongqiao Airport and Pudong Airport, respectively. The average daily aircraft utilization rate reached 9.8 hours, an increase of 2.6 hours compared to the same period last year.

In terms of passenger traffic, the Group successfully introduced new international routes for scheduled flights, such as Shanghai - London - Shanghai and Shanghai - Vancouver - Shanghai, in order to enhance the function of the Shanghai airports as the Group's passenger hub. It established a total of 23 new domestic and international sales offices, as well as electronic ticketing sales points in 20 domestic cities. In doing so, the Group started to realise the integration of its marketing systems centred around its departure system, electronic ticketing system, frequent flier system and reservation system. The Group actively developed its transfer and connection operations by rationally allocating flights and introducing differently fares for connecting flights to meet the needs of different travellers, thus effectively increasing its market share.

In terms of freight transport, we smoothly completed the remodelling of two MD11 passenger aircrafts into freighters in December 2003 and one MD11 passenger aircraft into a freighter in February 2004, thus further increased the capacity of our high-yielding cargo routes operating between China and other regions such as those between China and the U.S.A., Japan, South Korea and Europe. By consolidating the operations of our own cargo administration department with those of our subsidiary, China Cargo Airlines Co., Ltd., we established a strong China Eastern logistics platform that will form the basis for the expansion of our cargo business.

In terms of service, we continued to promote our special service brands, such as "China Eastern Express", "China Shuttle" and "China Eastern Transfer". We introduced localised, more customer-friendly services for different types of travellers. In June this year, we officially introduced our China Eastern Customer Service Scheme to the public at large. Under this scheme, we will devote all efforts to flight scheduling, assurance and maintenance and enhance our non-regular flight services.

In the first half of 2004, the traffic volume of the Group totalled 1,990 million tonne-kilometres, an increase of 67.87% from the same period last year, while total traffic revenues amounted to RMB8,793 million, an increase of 72.27% compared to the same period last year.

The Group's passenger traffic volume during the period was 12,603 million passenger-kilometres, an increase of 86.05% from the same period last year. Compared to the same period last year, passenger revenues increased by 84.50% to RMB6,837 million, accounting for 77.76% of the Group's total traffic revenues.

The Group's domestic passenger traffic volume during the period was 6,877 million passenger-kilometres, an increase of 89.05% from the same period last year. Compared to the same period last year, the passenger load factor increased by 12.32 percentage points to 67.77% and the revenues increased by 90.79% to RMB3,703 million, accounting for 54.16% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.54 during the period, an increase of 1.89% compared to the same period last year. This was principally a result of the increased pricing level due to a strong demand in the domestic passenger transportation.

The Group's international passenger traffic volume during the period was 4,310 million passenger-kilometres, an increase of 74.41% from the same period last year. Compared to the same period last year, the passenger load factor increased by 9.00 percentage points to 58.45% and the revenues increased by 74.93% to RMB2,087 million, accounting for 30.52% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.48 during the period, an increase of 0.30% compared to the same period last year.

The passenger traffic volume on the Group's Hong Kong routes during the period was 1,415 million passenger-kilometres, an increase of 112.84% from the same period last year. The passenger load factor was 57.46% and the revenues increased by 83.09% to RMB1,047 million, accounting for 15.32% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.74 during the period, a decrease of 13.98% compared to the same period last year. This was principally a result of various promotions offered by the Company with a view to maintain the Company's market share, which was primarily due to intense competition.

There has been a significant increase of import and export trading activities since China's accession to the World Trade Organization, or WTO. To meet the increasing demand for cargo transportation, the Group completed the remodelling of two MD11 passenger aircrafts into freighters in December 2003 and one MD11 passenger aircraft into a freighter in February 2004. In addition, the Group completed the expansion project of the warehouse in Pudong Airport for cargo transportation, which resulted in a significant increase in the capacity of the Group's cargo transportation. During the first half of 2004, the Group's cargo traffic volume increased by 48.87% to 862 million tonne-kilometres. Compared to the first half of last year, freight revenues increased by 39.86% to RMB1,956 million, accounting for 22.24% of the Group's total traffic revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.27, a decrease of 6.05% compared to the same period last year.

Compared to the first half of last year, the Group's operating costs increased by 36.74% to RMB8,519 million during the same period this year, which was principally a result of increases in salary costs, aircraft depreciation and operating lease expenses, take-off and landing charges and aviation fuel expenses.

The salary costs were RMB756 million, an increase of 53.76% from the same period last year, which was principally a result of an increases of the number of staff due to the expansion of our fleet. In particular, the number of our staff increased by approximately 10% in the first half of 2004 compared to the same period in 2003. In addition, the Company introduced a compensation system that is linked to profit to provide incentives to our staff. Moreover, the reduction of staff compensation in the first half of 2003 due to the outbreak of SARS contributed to the relatively large increase of salary costs in the first half of 2004.

Aircraft depreciation and operating lease expenses was RMB1,650 million, an increase of 22.27% from the same period last year. The Group had a net increase of thirteen aircrafts in operation as a result of finance lease and operating lease. Aircraft depreciation expense increased

28.16% and operating lease expense increased 15.61% in the first half of 2004 compared to the same period in 2003.

The takeoff and landing charges were RMB1,484 million, an increase of 57.18% from the same period last year, which was principally a result of a significant increase of the number of takeoffs and landings. In the first half of 2004, the number of flights for our domestic, international and Hong Kong routes increased by 78.67%, 51.90%, and 65.09%, respectively, compared to the same period last year.

In the first half of 2004, international aviation fuel price continued to increase as a result of the instability in the Middle East. In the same period, the weighted average domestic and international fuel prices paid by the Group increased 9.54%. Expenditure on aviation fuel was RMB2,306 million, an increase of 65.76% compared to the same period last year. During the same period, consumption of aviation fuel increased by 51.35% compared to the same period last year, which was principally a result of significant increase in cargo transportation.

As a result of the foregoing, during the six months ended 30 June 2004, the Group's profits attributable to shareholders under IFRS were RMB480 million. The profits per share were RMB0.099.


LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital requirements through a combination of funds generated from its business operations and short-term bank loans. As at 30 June 2004, the Group had cash and cash equivalents of RMB1,473 million, most of which were denominated in Renminbi. Net cash inflows generated by the Group's operating activities in the first half of 2004 were RMB1,908 million, an increase of 339.78% compared to the same period last year.

The Group's primary cash requirements in the first half of 2004 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. The Group's net cash outflow in investment activities was RMB2,059 million in the first half of 2004.

The Group's net cash inflow generated from financing activities was RMB44 million, primarily from long- and short-term bank loans.

The Group generally operates with a working capital deficit. As at 30 June 2004 the Group's current liabilities exceeded the Group's current assets by RMB10,488 million, and the long-term debt to equity ratio was 1.81:1. For years the Group has arranged, and it believes it will be able to continue to arrange, short-term loans through domestic banks in China or foreign-funded banks to meet its working capital requirements.


PLEDGES ON ASSETS AND CONTINGENT LIABILITIES

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30 June 2004, the total value of the Group's mortgaged assets had decreased by 2.62% from RMB9,735 million as at the end of 2003, to RMB9,480 million.


EMPLOYEES

As at 30 June 2004, the Group had 18,326 employees, the majority of whom were working in mainland China. The wages of the Group's employees essentially consist of basic salaries and bonuses. The Group has never been involved in any material labour-related disputes with its employees, nor has it ever experienced a substantial reduction in the number of its employees. The Group has never encountered any difficulty in recruiting new employees.

Other than the information disclosed herein, the information related to other matters set out in paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") relating to the Group has not changed materially from the information disclosed in the Company's 2003 annual report.


OUTLOOK FOR THE SECOND HALF OF 2004

The Group would like to caution readers of this announcement that the Company's 2004 interim results announcement contains certain forward-looking statements, e.g. descriptions of the Company's work plans for the second half of 2004 and forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be different from the Group's forward-looking statements.

Globalisation is increasing the interdependence of countries' economies. More importantly, it is leading to an increasing boom in trading and economic exchanges. Following China's accession to the WTO, the total volume of its trade imports and exports has increased rapidly at a rate surpassing growth in GDP for the same period. As globalisation and China's trading activities as a WTO member intensify, China will become more deeply involved in a broadening range of activities in international economic and technical co-operation and competition. China's economy is entering a new arena in which to develop. The main force behind China's economic development used to be government policy, but this situation is changing to a condition where it is fuelled by both government policy and market dynamics. The steep increase in foreign trade and consumption will continue to bring about rapid increases in the passenger and cargo volumes of the domestic air transport sector.

Regionally, the Yangtze River Delta has become of the country's urban communities with the fastest economic growth rates. In 2003, the passenger volume, cargo and mail volume and takeoffs and landings in the Yangtze River Delta already accounted for 19.6%, 30.8% and 15.8% of the respective national totals. Shanghai is the main base of the Group's operations. It increasingly functions as a city that both attracts economic activity from, and generates economic activity in, the region of which it is the centre. As a result, the hub function of its airports will become even more obvious. To utilise the favourable opportunities arising from the strong demand on the market, the Group will continue to introduce three Airbus A320 medium-haul passenger aircraft, two Airbus A321 medium-haul passenger aircraft and one Airbus A340-600 long-haul passenger aircraft. These aircrafts will be delivered and put into operations during the second half of the year. The Group expects that it will continue to benefit from the continuing growth in demand in the local transport market.

Progress in "open skies" agreements is accelerating. The Chinese government plans to gradually liberalize access to Shanghai's aviation market in order to encourage and attract more foreign air carriers. The Group can be anticipated to face stiff competition from Chinese and foreign carriers in its operations in Eastern China, particularly in the Shanghai market. As the most important carrier based in Shanghai, we will make efforts to steadfastly increase the Group's market share in the Shanghai region and to adjust and optimise its route network. The Group will provide products and services that meet customer demand, and it will increase its investment in its operational base. Opportunities and challenges will be met head-on.

After long deliberations, China's Ministry of Finance issued new measures for the collection of contributions to the fund for the construction of civil aviation base facilities. The measures became effective on 1 April 2004. The Group believes that the new measures will effectively reduce the amount of contributions payable by it. In addition, China's accession to the WTO is not only leading to reductions in the cost of aviation fuel, lower customs duties on the import of aviation materials, etc. It also involves granting foreign investors access to the computerised reservation system and civil aircraft maintenance sectors, which is expected to further reduce our unit operating cost.

In view of the current operating environment in the market and the Group's actual situation, the Group will make every effort in the second half of 2004 to ensure flight safety, improve its services and management, and seize opportunities to increase its market share and boost its earnings. Specifically, the Group will do the following:

1. We will continue to improve our safety management system and strengthen safety supervision. We will use our Airline Operation Control (AOC) system to strengthen our non-regular flight services in order to improve the on-time rate of our scheduled flights.

2. Decisions on the adjustment of transportation capacity will be made on the basis of route profitability. We will actively co-operate with the efforts to develop Shanghai into an aviation hub and ensure that we play a dominant part in those efforts. We will strengthen code-sharing with other carriers so as to optimise our transfer and connection capabilities.

3. We will make full use of our earnings management system to flexibly adjust transportation prices in line with changes in the market. We will strengthen revenue management, determine rational seat allocation ratios for group and individual passengers on scheduled flights and improve the sales outlets for each route. We will develop special products such as "ticket + hotel" arrangements and continuously develop new air tourism packages, so as to expand our service area.

4. We will continue to improve our cargo operations system and strengthen the management of our cargo revenues in each region. We will formulate more flexible sales policies aimed at different routes and customers, so as to raise our freight load factor and yield.

5. We will strictly implement our procedures for comprehensive budget management and rigorously control the payment of controllable expenses. We will avoid risk and reduce capital costs through effective management of aviation fuel and foreign exchange risks. We will strengthen the examination and supervision of the enterprises in which we invest and ensure that we obtain a return on our investments.


FLEET PLANNING

As at 30 June 2004, details of aircraft which the Company plans to put in service in the future are as follows:

YEAR TO BE DELIVERED                           TYPE OF AIRCRAFT             NUMBER OF AIRCRAFT

Second half of 2004                                 A320                             3
                                                    A321                             2
                                                    A340-600                         1


YEAR TO BE DELIVERED                           TYPE OF AIRCRAFT             NUMBER OF AIRCRAFT

2005                                                A320                             5
                                                    A321                             2
                                                    B737-800                         3


As at the date hereof, the Directors are not aware of any aircraft which is subject to options exercisable by the Company during a period of not less than 12 months from 30 June 2004.


MATERIAL MATTERS

1.   DIVIDENDS

     The Board of Directors does not recommend payment of interim dividend for the six months ended 30 June 2004.


2.   SHARE CAPITAL

     There was no change in the Company's share capital since 31 December 2003. As at 30 June 2004, the Company's share capital structure was as follows:

                                                                                 APPROXIMATE
                                                                         PERCENTAGE OF TOTAL
                                                 NUMBER OF SHARES          SHARE CAPITAL (%)

     1.   A shares
          (1) Unlisted State-owned
              legal person shares                   3,000,000,000                      61.64
          (2) Listed shares                           300,000,000                       6.17
     2.   H shares                                  1,566,950,000                      32.19
     3.   Total number of shares                    4,866,950,000                     100.00


3.   SUBSTANTIAL SHAREHOLDERS

     The shareholdings of the Company's substantial shareholders (within the meaning of the Listing Rules) as at 30 June 2004 are summarised as follows:

                                                                                 APPROXIMATE
                                                        NUMBER OF        PERCENTAGE OF TOTAL
                                                      SHARES HELD          SHARE CAPITAL (%)

     China Eastern Air                     3,000,000,000 A shares                      61.64
      Holding Company                       (Unlisted State-owned
                                             legal person shares)
     HKSCC Nominees Limited                1,478,767,363 H shares                      30.38


     Details of the interests of the Company's shareholders as at 30 June 2004 will be set forth in the 2004 Interim Report of the Company in accordance with the relevant disclosure requirements under the Listing Rules.


4. SHAREHOLDING INTERESTS OF THE DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

     The shareholdings of the Directors, chief executive, Supervisors and senior management of the Company as at 30 June 2004 are summarised as follows:

     NAME                     POSITION                                    NUMBER OF A SHARES HELD

     Ye Yigan                 Chairman                                                          0
     Li Fenghua               Director, President                                               0
     Wan Mingwu               Director, Vice President                                          0
     Cao Jianxiong            Director                                                      2,800
     Zhong Xiong              Director                                                      2,800
     Luo Zhuping              Director, Company Secretary                                   2,800
     Hu Honggao               Independent Non-executive Director                                0
     Peter Lok                Independent Non-executive Director                                0
     Wu Baiwang               Independent Non-executive Director                                0
     Zhou Ruijin              Independent Non-executive Director                                0
     Xie Rong                 Independent Non-executive Director                                0
     Li Wenxin                Chairman of the Supervisory Committee                             0
     Ba Shengji               Supervisor                                                    2,800
     Yang Xingen              Supervisor                                                        0
     Yang Jie                 Supervisor                                                        0
     Liu Jiashun              Supervisor                                                        0
     Wu Yulin                 Vice President                                                2,800
     Wu Jiuhong               Vice President                                                    0
     Yang Xu                  Vice President                                                1,000
     Zhou Liguo               Vice President                                                    0
     Zhang Jianzhong          Vice President                                                    0
     Luo Weide                Chief Financial Officer                                           0


     Details of the interests of the Directors, chief executive, Supervisors and senior management of the Company as at 30 June 2004 will be set forth in the 2004 Interim Report of the Company in accordance with the relevant disclosure requirements under the Listing Rules.


5.   REPURCHASE, SALE OR REDEMPTION OF SECURITIES

     During the six months ended 30 June 2004, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities (the word "securities" as used here has the meaning ascribed to it in the Listing Rules).


6.   COMPLIANCE WITH THE CODE OF BEST PRACTICE

     None of the Directors of the Company is aware of any information which would reasonably indicate that the Group is not, or was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practise as set out in Appendix 14 to the Listing Rules.


7.   MATERIAL LITIGATION AND ARBITRATION

     The Group was not involved in any material litigation or arbitration during the six months ended 30 June 2004.

8.   CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS

     Mr. Chen Quanxin's term of office has expired and he no longer serves as a Director of the Company.

     After nomination at the third meeting of 2004 of the third Board of Directors of the Company, and after consideration and adoption of a resolution by the 2003 Shareholders' General Meeting, Mr. Luo Zhuping was appointed as a Director of the Company.

     At the second ordinary meeting of 2004 of the third Board of Directors of the Company held on 5 April 2004, it was decided to appoint Mr. Zhou Liguo as Vice President of the Company.

     At the 23rd meeting of the third Board of Directors of the Company held on 2 June 2004, it was decided to appoint Mr. Zhang Jianzhong as Vice President of the Company.


9.   MISCELLANEOUS

     On 28 April 2004, the Company entered into the Contract for the Sale of 24 Spare Engines and the Contract for the Lease of 17 Spare Engines with an independent third party. Details of the transactions can be found in the Company's announcement dated 4 May 2004 and the circular dated 25 May 2004.

The Audit Committee of the Company has reviewed with the management of the Company the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the unaudited interim financial statements of the Company for the six months ended 30 June 2004.

The detailed interim report (including such information as required by the relevant provisions under Appendix 16 to the Listing Rules) will be published on the website of The Stock Exchange of Hong Kong Limited as soon as reasonably practicable.


                                          By order of the Board of Directors
                                      CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                      YE YIGAN
                                                      Chairman


Shanghai, China
25 August 2004

As at the date of this announcement, the Directors are:

Ye Yigan (Chairman, Non-executive Director)
Li Fenghua (President, Executive Director)
Wan Mingwu (Vice President, Executive Director)
Cao Jianxiong (Non-executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)

Hu Honggao (Independent Non-executive Director)
Peter Lok (Independent Non-executive Director)
Wu Baiwang (Independent Non-executive Director)
Zhou Ruijin (Independent Non-executive Director)
Xie Rong (Independent Non-executive Director)

                                     Page 25